SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(A) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

NAME:

ADDRESS OF PRINCIPAL BUSINESS OFFICE:

TELEPHONE NUMBER:

NAME AND ADDRESS OF AGENT FOR
SERVICE OF PROCESS:
USCA Fund Trust

4444 Westheimer Road, Suite G500
Houston, TX  77027

(888) 601-8722

The Corporation Trust Company
1209 Orange Street
Wilmington, DE 19801

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

☑Yes  ☐No

SIGNATURES

Pursuant to the requirements of Investment Company Act of 1940, the sole Trustee of the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the City of Houston, State of Texas, on this 27th day of June, 2016.

ATTEST:	USCA Fund Trust

/s/ Bryan Prihoda	/s/ Philip J. Pilibosian
By: Bryan Prihoda, Secretary	By: Philip J. Pilibosian, Trustee